UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  N/A )*

APOLLO GOLD CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

03761E
(CUSIP Number)

February 4, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

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[		]	Rule 13d-1(b)

[	x	]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	03761E
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE WEALTH MANAGEMENT INC. ("Dundee Wealth")
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization
Canada
Number of	5.	Sole Voting Power - N/a
Shares
Beneficially	6.	Shared Voting Power - 8,239,975[1] Common Shares
Owned by
Each	7.	Sole Dispositive Power - N/a
Reporting
Person With	8.	Shared Dispositive Power - 8,239,975[1] Common Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,239,975[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
N/A
11.	Percent of Class Represented by Amount in Row (9)
16.75%
12.	Type of Reporting Person (See Instructions)
N/A
CUSIP No.	03761E
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE PRECIOUS METALS INC. ("Dundee Precious")
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization
Canada
Number of	5.	Sole Voting Power - 3,125,000[2] Common Shares
Shares
Beneficially	6.	Shared Voting Power - N/A
Owned by
Each	7.	Sole Dispositive Power - 3,125,000[2] Common Shares
Reporting
Person With	8.	Shared Dispositive Power - N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,125,000[2] Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
N/A
11.	Percent of Class Represented by Amount in Row (9)
6.35%
12.	Type of Reporting Person (See Instructions)
N/A

Item 1. (a)  Name of Issuer

Apollo Gold Corporation ("Apollo Gold")

Item 1. (b)  Address of Issuer's Principal Executive Offices

77 King Street West, Royal Trust Tower, Suite 4400, P.O. Box 95, Toronto, Ontario, M5K 1G8

Item 2. (a)  Name of Person Filing

  Dundee Wealth

Item 2. (b)  Address of Principal Business Office or, if none, Residence

  40 King Street, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

Item 2. (c)  Citizenship

  Canadian

Item 2. (d)  Title of Class of Securities

  common shares

Item 2. (e)  CUSIP Number

  23077R

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

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(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

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(a)	Amount beneficially owned: 8,239,975[1] Common Shares
(b)	Percent of class: 16.75%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 8,239,975[1] Common Shares
	(ii)	Shared power to vote or to direct the vote n/a
	(iii)	Sole power to dispose or to direct the disposition of 8,239,975[1] Common Shares
	(iv)	Shared power to dispose or to direct the disposition of n/a

Item 5.  Ownership of Five Percent or Less of a Class

  N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  See Exhibit 1

Item 8.  Identification and Classification of Members of the Group

o CMP 2002 Resource Limited Partnership, the general partner of which is a wholly-owned subsidiary of Dundee Wealth holds 1,500,000 common shares of Apollo Gold

o Dynamic Mutual Funds Ltd., ("Dynamic") a subsidiary of Dundee Wealth, in its capacity as manager of certain mutual funds exercises control and direction of 2,568,100 common shares of Apollo Gold and 1,000,000 warrants of Apollo Gold.

o Dundee Precious, which is managed by Dynamic Mutual Funds Ltd, a subsidiary of Dundee Wealth holds 2,500,000 common shares and 625,000 warrants of Apollo Gold

o Dundee Securities Corporation, a subsidiary of Dundee Wealth holds 46,875 common shares of Apollo

Item 9.  Notice of Dissolution of Group

  N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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February 12, 2003
Date

"Lori E. Beak"
Signature

Lori E. Beak/ Assistant Secretary
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or is authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

1 Includes 1,000,000 warrants held by Dynamic which are exercisable at $3.25 until December 23, 2006 and 625,000 warrants held by Dundee Precious Metals which are exercisable at $1.60 USD until March 21, 2004

2 Includes 625,000 warrants held by Dundee Precious Metals which are exercisable at $1.60 USD until March 21, 2004

Exhibit 1

Dundee Wealth Management Inc. and Dundee Precious Metals Inc. each hereby agree that the attached Form 13G to be filed by Dundee Wealth Management Inc. relating to each company's beneficial ownership of securities of Apollo Gold is also filed on behalf of Dundee Precious Metals Inc.

Date: February 12, 2003

Dundee Wealth Management Inc.

By:

"Lori E. Beak"

Assistant Secretary

Dundee Precious Metals Inc.

By:

"Jonathan Goodman"

President & CEO